Exhibit (c)(vii)

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THE ORCHARD ENTERPRISES, INC.

Fairness Opinion Addendum

Offer by Dimensional Associates, LLC
to Buyout Remaining Common Stockholders
of The Orchard Enterprises, Inc.
At a Per Share Price of $2.05

March 15, 2010

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THE ORCHARD ENTERPRISES, INC.	Page 1

1.0     STATEMENT OF PURPOSE

We have been informed by the Special Committee (the "Committee") of the Board of Directors of The Orchard Enterprises, Inc. ("Orchard" or "Company") that Dimensional Associates, LLC ("Dimensional"), a current preferred and common shareholder of the Company, has tendered an offer to purchase all of the remaining outstanding common shares (the "Common Shares") of the Company. The offer consists of a cash payment in the amount of $2.05 per share (the "Offer").

The above transaction is hereinafter collectively referred to as the "Transaction".

The Special Committee has requested that we perform certain procedures and, upon the completion of those procedures, issue a letter setting forth our opinion as to whether the Transaction is fair, from a financial point of view, to the holders of the remaining Common Shares.

2.0     EVALUATION PROCEDURES

The procedures we have employed in evaluating whether the Transaction is fair, from a financial point of view, to the holders of the Common Shares, include the following:

1.	We have estimated the Fair Market Value and Strategic Values of the common equity of the Company on a per share basis.

2.
We have compared the estimated Fair Market Value and Strategic Values of the common equity of the Company on a per share basis to the Offer in order to ascertain whether the Transaction is fair, from a financial point of view, to the holders of the Common Shares.

The term "Fair Market Value", as used in our fairness opinion letter and in this Addendum, is defined as the price at which property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and both parties are able, as well as willing, to trade and are well informed about the asset and the market for such asset.

The term "Strategic Value", as used in our fairness opinion letter and this Addendum, is defined as the value based on expected earnings or monetary return to a specific investor, in this case Dimensional Associates, LLC.

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3.0	INDICATED RESULTS

Procedure 1 - Equitp Valuation of Orchard

Our valuation analysis for Orchard is based in part on its audited financial statements for the years ended December 31, 2006 to December 31, 2008, unaudited financial statements for the nine-months ended September 30, 2009 and management provided financial forecasted income statements for the years ending December 31, 2010 to 2014. A summary of the income statements, balance sheets and forecasts are included in Exhibits 1-4.

The market value of invested capital ("MVIC") or business enterprise value is the total capitalization value for an entity. By definition, the MVIC includes the total market value of all classes of stock plus all interest bearing debt.

The equity value of Orchard is considered equal to the MVIC since no interest bearing debt existed as of both September 30, 2009 and March 15, 2010.

In analyzing the equity value of Orchard, the Market and Income Approaches of valuation were employed.

Market Approach

The market approach compares Orchard with similar companies that have recently been sold or with companies that are publicly traded. The primary criteria for selecting guideline comparable companies include similarities in lines of business and other relevant factors such as size, profitability, leverage, growth prospects, market position and risk.

The Guideline Public Company Analysis Method

One of the fundamental approaches to estimating the value of a business is to look to the public market for evidence of the prices investors are willing to pay for similar businesses. The guideline public company analysis method derives valuation multiples from public companies engaged in the same or similar lines of business as the subject company in order to develop relationships between an entity's value and the various calculated value measurement multiples.

After inquiring of management regarding public companies that are competitors and analyzing various databases in order to identify public companies that are engaged in providing various digital media services including music and audio recordings and video programming, we selected nine publicly traded companies for a comparative analysis. Rarely is there an exact comparability between the subject of the valuation and the companies selected for comparative evaluation. Differences typically exist in terms of size, products, product mix and structure.

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Despite the potential infirmities underlying the comparative evaluation process, it is still a valid method for formulating valuation multiples. First of all, to the extent the companies are engaged in business lines similar to that of Orchard, investor perception as to the desirability or attractiveness of an investment in Orchard can be ascertained. Secondly, multiples indicated by the guideline publicly traded companies can be adjusted to reflect the economic advantages or disadvantages of Orchard on a comparative basis.

The nine publicly traded companies selected for comparative evaluation with Orchard are summarized below.

•
Glu Mobile Inc.: Glu Mobile Inc. designs, markets, and sells games for mobile phones worldwide. The company's games are based on licensed intellectual property (Call of Duty, Deer Hunter, and World Series of Poker) and its own intellectual property (Brain Genius, My Hangman, and Bonsai Blast). The Company sells its products through wireless carriers and other distributors.

•
EDGAR Online, Inc.: EDGAR Online, Inc creates and distributes financial data and public filings for equities, mutual funds, and a range of other publicly traded assets. The Company delivers its information products in the form of online end-user subscriptions, as well as through data licenses and bulk data feeds. The company also engages in advertising and e-commerce activities. The Company sells its subscriptions and data feeds directly to end-users or embedded in other websites, and through a range of data redistributors.

•
Limelight Networks, Inc.: Limelight Networks, Inc is a provider of content delivery network services. It is engaged in providing content for media companies, or content providers, including businesses operating in the television, music, radio, newspaper, magazine, software and social media industries, as well as enterprises and government entities doing business online.

•
Salary.Com, Inc.: Salary.com, Inc. is a provider of on-demand compensation, payroll, human resource management, performance management, and competency management solutions in the human capital software-as-a-service (SaaS) market. The Company offers software and services that are integrated with its data sets to help businesses and individuals manage pay and employee performance.

•
WebMediaBrands Inc.: WebMediaBrands Inc is a global provider of images, original information and events for information technology (IT), business and creative professionals. WebMediaBrands includes three distinct online networks: Internet.com for information technology (IT), business professionals and for developers and Mediabistro.com and Graphics.com for media and creative professionals.

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THE ORCHARD INDUSTRIES, INC.	Page 4

•
Image Entertainment, Inc.: Image Entertainment, Inc is a licensee and distributor of entertainment programming in North America. The Company releases its library of content on a variety of formats and platforms, including digital versatile disc (DVD), blu-ray disc (Blu-ray), digital (video-on-demand, electronic sell-through and streaming), broadcast television, cable, and satellite, theatrical and non-theatrical exploitation. Image also acquires rights to audio content for distribution via digital platforms and on compact disc (CD).

•
RealNetworks Inc: RealNetworks, Inc. creates and delivers digital media content such as music, games and video to consumers worldwide. It sells digital entertainment services to consumers for use with a variety of platforms such as personal computer (PC), portable music players, mobile phones, home entertainment systems and other consumer electronic devices. The Company's products and services include RealPlayer, Rhapsody, and RealArcade.

•
Internap Network Services Corp.: Internap Network Services Corporation markets products and services that optimize the performance and reliability of business Internet applications for e-commerce, customer relationship management (CRM), multimedia streaming, voice-over Internet protocol (VoIP), virtual private networks (VPNs) and supply chain management. The Company also provides products and services for storing and delivering audio and video digital media to audiences over the Internet through a subsidiary, VitalStream Holdings, Inc.

•
LiveWire Mobile, Inc: LiveWire Mobile, Inc. is a provider of managed personalization services for mobile operators and mobile subscribers. The Company's integrated managed service offerings, which includes ringback tones, ringtones, full track downloads, and other applications, as well as, dedicated content and service marketing, integrated storefront management and merchandising. The Company sells its offerings as a managed service to mobile operators who then offer these services to their subscribers.

Comparative Analysis

The above companies have annual sales ranging from $16.8 million to $562.3 million. The MVIC or business enterprise minority values of these companies ranged from $10.7 million to $248.5 million. Market and financial data on the publicly traded companies is presented in Exhibit 5 to this addendum. The financial data on these companies was obtained from their most recent 10-K and 10-Q filings with the Securities and Exchange Commission.

Based upon the financial data set forth as Exhibit 5 to this Addendum, we formulated valuation multiples which were applied to the appropriate earnings stream for Orchard. In selecting the proper industry multiple to apply to Orchard, we utilized a public guideline company ranking analysis presented in Exhibit 6 which summarizes various profitability, liquidity and leverage ratios for Orchard and the comparative public guideline companies.

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THE ORCHARD INDUSTRIES, INC.	Page 5

Valuation multiples have been developed in order to calculate total capitalization (debt and equity) or MVIC for the nine public guideline companies. An invested capital valuation method is commonly used to minimize the effects of leverage between the subject company and the guideline companies due to differences in capital structures. Cash and marketable securities are often subtracted out of the MVIC when there is excess cash or securities or shortages of cash between the guideline companies and the subject company. Our definition of MVIC, for this analysis, subtracts cash and marketable securities. Since cash has been subtracted in developing MVIC multiples, after applying these multiples to the subject company, cash is then added back to arrive at an indication of value.

In using the Market Approach, we developed MVIC multiples for the guideline public companies utilizing the last twelve months ("LTM") of financial data available which ended no later than December 31, 2009. For some of the comparables including Orchard, public financial data was only available through September 30, 2009. We developed and applied multiples to Orchard's normalized results from operations.

The adjustments posted to Orchards's reported net loss for the twelve months ended September 30, 2009 (Exhibit 3) consisted of the following non-recurring expense and income items:

•    Removing $14.114 million of goodwill impairment charges
•    Removing $312,000 of restructuring charges
•    Adding back $46,000 gain from property and equipment disposal
·    Removing $462,000 of non-operating income

After posting the adjustments noted above, the Company had a loss from operations and negative EBITDA for the twelve months ended September 30, 2009 as reflected in Exhibit 3.

Due to operational losses, we were unable to develop and apply commonly used income multiples such as MVIC to earnings before interest, taxes, depreciation and amortization (EBITDA) to historical results. We calculated MVIC multiples of revenue for the nine public guideline companies based on results as of September 30, 2009 (December 31, 2009 when available) and stock prices as of March 10, 2010 with our selected pricing multiples to be applied against Orchard's LTM of historical revenues for period ended September 30, 2009 as follows:

Selected Pricing	Industry Multiples
Multiple	Low	High	Mean	Median	Selected

MVIC/Revenues	0.31	1.83	0.82	0.64	0.60

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Revenue multiples for the nine public comparable companies had a median multiple of .64 and a low and high multiple of .31 and 1.83, respectively. We selected and applied a revenue multiple of .60 to the LTM of adjusted revenues of $61.729 million for the Company. The revenue multiple selected, which approximates the median, is warranted since Orchard's financial results are in line with the public comparables.

We also calculated MVIC to EBITDA for the guideline companies to apply against Orchard's forecasted 2010 base case results from operations from Exhibit 4. Again, in selecting the proper industry multiple to apply to Orchard, we utilized a public guideline company ranking analysis presented in Exhibit 6. The multiples calculated from the public guideline companies and our selected pricing multiple to apply against Orchard's forecasted 2010 base case EBITDA is as follows:

Selected Pricing	Industry Multiples
Multiple	Low	High	Mean	Median	Selected

MVIC/EBITDA	3.41	41.35	18.61	11.08	10.00

EBITDA multiples for the nine public comparable companies ranged from 3.41 to 41.35. The mean and median multiples were 18.61 and 11.08, respectively. We selected and applied an EBITDA multiple of 10 to the 2010 forecasted EBITDA of $2.475 million for the Company. The EBITDA multiple selected, which is slightly below the median, is warranted since we are applying a multiple calculated with historical results of operations for the public comparables against forecasted results for Orchard.

Our definition of MVIC for this valuation excluded cash and marketable securities. After applying the appropriate multiples, $4.5 million of cash is required to be added back to the indication of value. This balance represents the cash position as of March 15, 2010. In addition, as previously discussed, MVIC represents a value for both debt and equity. Therefore, in order to estimate the value of the Company's total equity, we need to subtract the value of its interest bearing debt. As of both September 30, 2009 and March 15, 2010, Orchard had no outstanding interest bearing debt.

The guideline public company method, by definition, provides a freely-tradable or a marketable, minority value. Therefore, the value indication represents a marketable, minority interest operating under a going concern premise of value. In order to determine equity value on a controlling interest basis, a control premium needs to be added. In almost all transactions in which control is transferred, a significant premium is paid. Mergerstat/Shannon Pratt's Control Premium Study (Santa Monica FactSet Mergerstat LLC 2007) indicates that control premiums have ranged from 20.7% to 37.7%. We also searched the Mergerstat/BVR Control Premium Study by Standard Industrial Classification (SIC) code 7375 (Informational Retrieval Services) which correspond to the industry that Orchard operates within. We applied a 20% control premium to arrive at an indication of controlling, marketable equity value.

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THE ORCHARD INDUSTRIES, INC.	Page 7

Orchard has 448,707 shares of Series A Preferred stock outstanding with a liquidation preference of $24,992,980 as of September 30, 2009 and March 15, 2010. In order to calculate the residual value available to common shareholders, the preferred shareholders liquidation preference must first be subtracted. Orchard has 6,378,252 common shares issued and outstanding at March 15, 2010.

Based upon the above described multiples and modifications to indicated values, equity value indications ranged from $1.58 per share based on MVIC to Orchard's 2010 forecasted EBITDA and $3.90 per based on MVIC to Orchard's LTM of historical revenues for the period ended September 30, 2009. The $3.90 indication of value based on revenues was considered an outlier. This metric was not considered a good indication of value since it relies on revenues and not the actual earnings of Orchard. See Exhibit 12 for indication of values summary.

Guideline Company Transaction Method

The guideline company transaction analysis method derives valuation multiples from the acquisition prices of companies that operate in similar industries to the subject company. The value of the subject company is then estimated by applying an appropriate valuation multiple derived from the transactions against the appropriate benefit stream of the subject company.

We analyzed publicly reported filings as well as various transaction databases including Pratt's Stats, Public Stats and Mergerstat and identified ten transactions for companies that operate or provide digital media services including music and audio recordings and video programming. All of the transactions selected were stock deals. A brief description of each of the selected guideline company transactions is summarized below:

•
Visual Connection, was purchased by KIT Digital, Inc., a publicly held company, in October 2008 for total consideration (MVIC) of $4.3 million. Visual Connection is a digital media and IPTV solutions provider. Visual Connection reported revenues of $10.3 million in 2007. Reported EBITDA was not meaningful.

•
Audible, Inc. was purchased by Amazon.com, Inc., a publicly held company, in March 2008 for total consideration (MVIC) of $277.4 million. Audible, Inc. provides audio services for content download and playback on personal computers. Audible, Inc. reported revenues of $101.9 million in the last twelve months. Reported EBITDA was $2.3 million for the same period.

•
Vyvx Ads Business (A carve-out of Level 3 Communications Inc., a publicly held company), was purchased by DG Fast Channel Inc., a publicly held company, in June 2008 for total consideration (MVIC) of $129 million. Vyvx provides video and audio content distribution to advertisers. Vyvx reported revenues of $36.4 million in 2007. Reported EBITDA was $10.5 million.

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THE ORCHARD INDUSTRIES, INC.	Page 8

•
Applied Graphics Technologies Inc. was purchased by Digital Generation Systems, Inc, a public held company, in June 2004 for total consideration (MVIC) of $14.1 million. Applied Graphics Technologies, Inc. distributes programming and advertising content to television and radio stations. Reported revenues were $21.5 million in 2002. Reported EBITDA was $274,000.

•
Good Times Entertainment, a privately held company, was purchased by GAIAM, Inc., a public held company, in September 2005 for total consideration (MVIC) of $34.4 million. Good Times Entertainment is a distributor of entertainment programming and home video products. Good Times reported revenues of $141.9 million for 2004. Reported EBITDA was not meaningful.

•
Movielink, LLC, a privately held company was purchased by Blockbuster, Inc., a publicly held company, in August 2007 for total consideration (MVIC) of $7 million. Movielink, LLC is a digital distributor of motion pictures over the internet. Movielink LLC reported revenues of $4 million in 2006. Reported EBITDA was not meaningful.

•
Creatas, LLC, a privately held company was purchased by Jupitermedia Corp, a privately held company, in March 2005 for total consideration (MVIC) of $60.4 million. Creatas, LLC markets and distributes digital images and provides visual content. Creatas, LLC reported revenues of $43 million in 2004. Reported EBITDA was $2.9 million.

•
Trusonic Inc, was purchased by Fluid Media Networks, Inc., a publicly held company, in October 2007 for total consideration (MVIC) of $6 million. Trusonic provides digital background music and messaging services via the internet. Trusonic reported revenues of $2.8 million for 2006. Reported EBITDA was not meaningful.

•
Ringtone.com, LLC, a privately held company, was purchased by New Motion, Inc., a publicly held company, in June 2008 for total consideration (MVIC) of $8.6 million. Ringtone.com provides downloadable mobile content including ringtones, background wallpaper and text alerts. Ringtone.com reported revenues of $10.2 million in 2007. Reported EBITDA was not meaningful.

•
AMV Holding Limited, a privately held company, was purchased by Mandalay Media, Inc. a publicly held company, in October 2008 for total consideration (MVIC) of $22.5 million. AMV Holding Limited provides direct to consumer mobile internet content and services. AMV Holding Limited reported $29.5 million and $4.2 million in revenues and EBITDA, respectively, for 2007.

The last reported annual sales of the target companies for the ten transactions selected ranged from $2.8 million to $141.9 million. See Exhibit 7 for a summary of the transaction selected.

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We developed MVIC to revenue multiples from the ten guideline company transactions selected and applied to the LTM of revenues reported by Orchard for the period ended September 30, 2009. The multiple of revenues calculated from the guideline company transactions and our selected pricing multiple to apply against historical reported revenues for Orchard is as follows:

Selected Pricing	Industry Multiples
Multiple	Low	High	Mean	Median	Selected

MVIC/Revenues	0.24	3.54	1.44	1.12	0.60

Revenue multiples had a median multiple of 1.12 and a low and high multiple of .24 and 3.54, respectively. We selected and applied a revenue multiple of .60, which was between the low and the median, to the LTM of adjusted revenues of $61.729 million for the Company. The lower than median revenue multiple is warranted since several of the guideline company's had positive EBITDA and/or larger in size.

In order to estimate the value of the Company's total equity, we need to subtract the value of its interest bearing debt. As stated previously, as of both September 30, 2009 and March 15, 2010, Orchard had no outstanding interest bearing debt. In addition, we subtracted Series A Preferred stock liquidation preferences of $24,992,980 in order to calculate the residual value available to common shareholders.

Based upon the above described revenue multiple and modifications to indicated value, an equity value indication of $1.89 per share was calculated based on 6,378,252 common shares issued and outstanding. See Exhibit 12 for indication of value summary.

Orchard Stock Price

The closing stock price for Orchard on March 12, 2010 was $1.70 per common share. A control premium, as previously discussed, of 20% was added to the minority, marketable per share value of $1.70. The resulting stock price on a controlling basis would approximate $2.04 per share. See Exhibit 12 for indication of value summary.

Income Approach

In applying the Income Approach, a discounted cash flow analysis was employed. This analysis was based on management's "base case scenario", "worst case scenario" and "aggressive case scenario" forecasts of net cash flows for 2010 to 2014 as illustrated in Exhibit 4.

In addition, we considered the strategic nature of the Transaction and the possibility that Dimensional could integrate the operations of Orchard into its eMusic operation and would take Orchard private. Management of Orchard estimated the potential savings to Dimensional from these two scenarios. We assumed that a buyer and seller would most likely negotiate a price based on sharing equally in the savings. The estimated savings are illustrated in Exhibit 10.

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We therefore considered two scenarios using the discounted cash flow method. The first scenario is based on Orchard remaining a public company and their forecasted results without the Dimensional Transaction. This scenario assumes that Orchard will continue to take advantage of its net operating tax loss carryforwards. The second is based on the assumption that Dimensional would acquire the remaining common shares, integrate the operations of Orchard into its eMusic operation and take Orchard private thereby creating synergistic and cost savings to Dimensional. This scenario assumes that, due to limitations imposed on net operating tax loss carryforwards as a result of certain changes in ownership, such net operating tax loss carryforwards would be significantly limited.

For each scenario, a sensitivity analysis was also performed using base case, worst case and aggressive case scenarios. In calculating the per share value using the discounted cash flow method, we utilized the aggressive case scenarios as this scenarios illustrate the highest value that the Company would be expected to achieve. The results of these discounted cash flow scenarios are illustrated in Exhibit 8 and 9.

The discounted cash flow technique has two value components. The first equals the sum of the present value of the cash flows over the forecast period. The residual value, or terminal value, equals the present value of the forecasted cash flow in the terminal year, capitalized into perpetuity using a capitalization rate derived from the discount rate. The residual reflects the ongoing potential of the business.

Available cash flows are typically equal to the sum of net income plus non-cash charges such as depreciation and amortization, less capital expenditures and working capital requirements.

A company's cost of capital, or discount rate, is equal to the weighted average of its after-tax cost of debt and equity. This rate represents a rate of return that could be expected by an investor given the risk associated with the investment. Exhibit 11 illustrates the results of our weighted average cost of capital analysis.

We used two primary methods to estimate the cost of equity: the modified capital asset pricing model ("MCAPM") and the build-up method. We used two data sources in applying these methods: Ibbotson Associates (acquired by Morningstar), and Duff & Phelps. Both have performed extensive studies regarding the cost of equity. The Duff & Phelp's studies rely upon alternative measurements of size to assess the risk of a company under a form of the build-up method.

We begin with a safe rate of return using the return on a 20-year U.S. Treasury Bond. Added to the safe rate of return is an equity risk premium representing the additional risk that the investor would encounter from investing in large company equity securities. A size premium is then added for the additional return the investor would expect over the large equity security by investing in smaller company equities.

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Industry specific risk is considered for business and operating risks associated with the industry in which the subject company operates. Finally, a premium representing risks specific to the subject company is assessed.

In the MCAPM approach, the market premium is adjusted by the market beta which most represents the industry of the subject company. In this case, we utilized the betas of the comparable public companies. We did not un-lever and re-lever the betas since the capital structure of the comparable public companies for the most part, were similar the subject Company. The mean beta was selected as the most appropriate beta to use in the MCAPM approach.

The discount rate should also be increased if there are significant company-specific risks. We added a 1% company-specific risk rate to discount rate due to the following company-specific risks of the subject Company:

1. The Company's ability to achieve revenue levels and profitability as forecasted.
2. The Company's ability to capitalize on its business strategy.
3. The impact on the Company of the general economic recession.
4. The uncertainty of costs and reputation risk of Dimensional's proposal on the overall Company and its financial results.

We concluded that the appropriate discount rate, based on the weighted average cost of capital of the Company was 20% at the valuation date. This rate represents a rate of return that could be expected by the specific investor given the risk associated with the investment. The residual year's net cash flows were estimated using a long term sustainable growth rate and "capitalized" using the capitalization rate. The capitalization rate was derived by subtracting this long term growth rate from the discount rate.

The capitalized residual value, as well as the net cash flows for the forecast period, was discounted back to a present value as of December 31, 2009 using the discount rate. The sum of these values plus any present value of net operating tax loss canyforwards available after 2014 resulted in an indication of the Company's market value of invested capital at December 31, 2009, which approximates the value as of March 15, 2010.

The terminal or residual value of the Company has been estimated through use of the Gordon Growth Model. This model estimates a residual value through the capitalization of a stabilized amount that is assumed to grow annually at a constant growth rate. This model is expressed as follows:

R V = (Eo x (1 + g))/ (r - g)

Where:	RV	= Residual Value
	Eo	= Stabilized Earnings Stream
	g	= Long-term Sustainable Growth Rate
	r	= Discount Rate

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Assumptions required under the Gordon Growth Model include an estimate of the future stabilized earnings stream and the long-term sustainable growth rate. The long-term sustainable growth rate has been estimated at 4%. The Residual column in Exhibits 8 and 9 present the stabilized, net cash flow stream used in our calculation.

Based upon this long-term earnings growth rate, the stabilized earnings stream is increased at "1 + g" or by a factor of 1.04. The resulting amount is then capitalized into perpetuity at "r - g", or 16% (20% - 4%) in order to provide a terminal value of the Company at the end of 2014. The indicated future value of the Company is then calculated using this capitalization rate. This calculated future value is discounted to present value using the discount rate.

Preferred stock preferences were then subtracted to arrive at the final value available to the common stockholders. The value available to the common stockholders was divided by the number of common shares outstanding as of March 15, 2010 to determine our per share values.

Summary of Fairness Evaluation for Orchard

Our valuation procedures considered both the Market and Income Approaches. The Market Approach produced the following value indications for the common equity of Orchard on a per share basis:

Guideline Public Company Method:
- MVIC to LTM revenues ended September 30, 2009	$3.90
- MVIC to 2010 forecasted EBITDA	$1.58
Guideline Transaction Method	$1.89
Current Stock Price (March 12, 2010) Minority Value	$1.70
Current Stock Price (March 12, 2010) Control Value	$2.04

The Income Approach produced the following value indications for the common equity of Orchard on a per share basis:

Discounted Cash Flow Method - Non-Strategic	$1.05
Discounted Cash Flow Method - Strategic	$1.37

See Exhibit 12 for indication of values summary.

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Procedure 2 - Comparison of the value indications of the Equity of Orchard on a per share basis to the Offer on a per share basis.

We considered the methods and values in Exhibit 12 in our analysis. Based upon the foregoing analysis, we believe the appropriate range of indicated values for the common stock of Orchard as of March 15, 2010 is between $1.37 per share and $2.04 per share. The Offer from Dimensional Associates, LLC is $2.05 per share.

The indicated values per share, as summarized in Exhibits 12 and 14, reflects that the majority of the values are equal to or below $2.05 per share. We therefore believe that this transaction is fair, from a financial point of view, to the remaining common stockholders of The Orchard Enterprises, Inc.

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EXHIBITS

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Exhibit 1
The Orchard Enterprises, Inc.
Summary of Historical and Common Size Balance Sheets
($000's)

	September 30,	December 31,			Public
	2009	2008	2007	2006	Comps	2009	2008	2007	2006
	$	$	$	$	%	%	%	%	%
Assets

Current assets:
Cash and cash equivalents	4,695	4,521	10,637	1,676	—	11.1	7.8	20.0	25.6
Accounts receivable, net	8,936	12,577	7,636	3,127	—	21.2	21.7	14.4	47.8
Inventory	102	133	0	0	—	0.2	0.2	—	—
Royalty advances	5,420	2,720	3,508	586	—	12.8	4.7	6.6	9.0
Prepaid expenses and other current assets	617	981	440	174	—	1.5	1.7	0.8	2.7

Total current assets	19,770	20,932	22,221	5,563	57.6	46.9	36.0	41.9	85.0

Royalty advances, less current portion	1,455	2,152	1,258	183	—	3.4	3.7	2.4	2.8
Music and Audio Content, net	4,826	5,605	4,168	135	—	11.4	9.7	7.9	2.1
Property and Equipment, net	2,451	1,610	1,046	651	11.9	5.8	2.8	2.0	10.0
Intangible assets, net	820	907	0	0	—	1.9	1.6	—	—
Goodwill	12,350	26,464	24,328	0	30.5	29.3	45.6	45.8	—
Other assets	524	410	74	10	—	1.2	0.7	0.1	0.2

Total assets	42,196	58,080	53,095	6,542	100.0	100.0	100.0	100.0	100.0

Liabilities, Redeemable Preferred Stock and Stockholders' Equity

Current liabilities:
Accounts payable	951	908	1,085	250	—	2.3	1.6	2.0	3.8
Accred royalties	18,908	17,757	12,308	5,688	—	44.8	30.6	23.2	86.9
Accused expenses	1,300	1,224	1,136	1,061	—	3.1	2.1	2.1	16.2
Due to affiliated entities	0	0	0	46	—	—	—	—	0.7
Deferred revenue	1,206	1,535	543	146	—	2.9	2.6	1.0	2.2
Accrued interestpayable to a related party	0	0	0	1,228	—	—	—	—	18.8
Convertible debt payable to a related party	0	0	0	6,600	—	—	—	—	100.9

Total current liabilities	22,365	21,424	15,072	15,019	43.0	53.0	36.9	28.4	229.6

Long term debt	0	0	0	0	4.8	—	—	—	—
Other long term liabilities	0	0	0	0	4.7	—	—	—	—

Total liabilities	22,365	21,424	15,072	15,019	52.5	53.0	36.9	28.4	229.6

Commitments and Contingencies

Redeemable Preferred Stock
Series A convertible preferred stock	7,015	7,015	7,017	0	—	16.6	12.1	13.2	—

Stockholders' equity:
Series A convertible preferred stock	0	0	0	8	—	—	—	—	0.1
Series B convertible preferred stock	0	0	0	8	—	—	—	—	0.1
Common stock	64	63	62	2	—	0.2	0.1	0.1	0.0
Stock subscription receivable	0	0	0	(2)	—	—	—	—	(0.0)
Additional paid in capital	56,691	55,926	55,051	7,999	—	134.4	96.3	103.7	122.3
Accumulated deficit	(43,874)	(26,348)	(24,093)	(16,491)	—	(104.0)	(45.4)	(45.4)	(252.1)
Accumulated other comprehensive loss	(65)	0	(14)	(1)	—	(0.2)	—	(0.0)	(0.0)

Total stockholders' equity (deficit)	12,816	29,641	31,006	(8,477)	47.5	30.4	51.0	58.4	(129.6)

Total liabilities, redeemable preferred stock and stockholders' equity	42,196	58,080	53,095	6,542	100.0	100.0	100.0	100.0	100.0

Note: Some amounts may not foot due to rounding

Source: SEC Filings

Draft For Discussion Purposes Only

Exhibit 2
The Orchard Enterprises, Inc.
Summary of Historical and Common Size Income Statements
(000's)

	Nine Months Ended September 30,	Year Ended December 31,			Public Comps %
	2009 $	2008 $	2007 $	2006 $		2009%	2008%	2007%	2006%
Net revenues	45,555	57,356	28,549	14,918	100.0	100.0	100.0	100.0	100.0
Cost of Revenues	33,399	40,272	20,894	10,717	52.0	73.3	70.2	73.2	71.8
Gross Profit	12,156	17,084	7,655	4,201	48.0	26.7	29.8	26.8	28.2
Operating expenses	30,104	19,700	14,356	9,783	63.6	66.1	34.3	50.3	65.6
Income (loss) from operations	(17,948)	(2,616)	(6,701)	(5,582)	(15.6)	(39.4)	(4.6)	(23.5)	(37.4)
Other income (expense):
Beneficial conversion feature	0	0	(477)	0	0.0	0.0	0.0	(1.7)	0.0
Interest income	6	171	38	3	0.3	0.0	0.3	0.1	0.0
Interest expense	(48)	0	(423)	(520)	(1.0)	(0.1)	0.0	(1.5)	(3.5)
Loss from disposal of property and equipment	0	0	0	0	0.0	0.0	0.0	0.0	0.0
Other income (expense)	463	190	(39)	130	0.0	1.0	0.3	(0.1)	0.9
Total Other Income	421	361	(901)	(387)	(0.7)	0.9	0.6	(3.2)	(2.6)

Net income (loss)	(17,527)	(2,255)	(7,602)	(5,969)	(16.3)	(38.5)	(3.9)	(26.6)	(40.0)

Depreciation expense	1,387	1,451	347	151
Stock based compensation expense	773	956	2.283	84

Gross cash flow (net income + depreciation and amortization)	(16,140)	(804)	(7,255)	(5,818)
Earnings before interest, taxes, depreciation and amortization (EBITDA)	(16,098)	(975)	(6,870)	(5,301)
EBITDA + Stock based compensation	(15,325)	(19)	(4,587)	(5,217)
Earnings (loss) before interest and taxes (EBIT)	(17,485)	(2,426)	(7,217)	(5,452)
Earrings (loss) before taxes (EBT)	(17,527)	(2,255)	(7,602)	(5,969)

Note: Some amounts may not foot due to rounding

Source: SEC Filings

Draft For Discussion Purposes Only

Exhibit 3
The Orchard Enterprises, Inc.
Normalized Income Statement
Twelve Months Ended September 30, 2009
(000's)

	Year Ended December 31,	Nine Months Ended September 30,	Three Months Ended December 31,	Nine Months Ended September 30,	Twelve Months Ended September 30,	Valuation	Normalized Twelve Months Ended September 30,	Public	Normalized
	2008	2008	2008	2009	2009	Adjustments	2009	Comps	2009
	$	$	$	$	$	$	$	%	%
Net revenues	57,356	41,182	16,174	45,555	61,729		61,729	100.0	100.0
Cost of Revenues	40,272	29,438	10,834	33,399	44,233		44,233	52.0	71.7
Gross Profit	17,084	11,744	5,340	12,156	17,496		17,496	48.0	28.3
Operating expenses:	19,700	14,047	5,653	30,104	35,757	(14,380)	21,377	63.6	34.6
Income (loss) from operations	(2,616)	(2,303)	(313)	(17,948)	(18,261)	14,380	(3,881)	(15.6)	(6.3)
Other income (expense): Beneficial conversion feature	0	0	0	0	0		0	0.0	0.0
Interest income	171	163	8	6	14		14	0.3	0.0
Interest expense	0	0	0	(48)	(48)		(48)	(1.0)	(0.1)
Loss from disposal of property and equipment	0	0	0	0	0		0	0.0	0.0
Other income (expense)	190	191	(1)	463	462	(462)	0	0.0	0.0
Total Other Income	361	354	7	421	428	(462)	(34)	(0.7)	(0.1)

Net income (loss)	(2,255)	(1,949)	(306)	(17,527)	(17,833)	13,918	(3,915)	(16.3)	(6.3)

Impairment of goodwill	0	0	0	14,114	14,114
Restructuring expenses	0	0	0	312	312
Writedown of property	0	22	(22)	(24)	(46)
					14,380

Depreciation expense	1,451	1,016	435	1,387	1,822		1,822
Stock based compensation expense	956	662	294	773	1,067		1,067

Gross cash flow (net income + depreciation and amortization)							(2,093)
Earnings before interest, taxes, depreciation and amortization (EBITDA)							(2,059)
EBITDA + Stock based compensation							(992)
Earnings (loss) before interest and taxes (EBIT)							(3,881)
Earnings (loss) before taxes (EBT)							(3,915)

Note: Some amounts may not foot due to rounding

Source: SEC FIlings

Draft For Discussion Purposes Only

Exhibit 4
The Orchard Enterprises, Inc.
Management Prepared Forecast

	For Years Ending December 31,
AGGRESSIVE CASE:	2010	%	2011	%	2012	%	2013	%	2014	%

Revenue	$76,566,622	100.0%	$88,319,598	100.0%	$100,684,343	100.0%	$110,752,777	100.0%	$119,612,999	100.0%
Cost of Sales	57,347,121	74.9%	67,476,173	76.4%	76,922,838	76.4%	85,058,133	76.8%	91,862,784	76.8%
Gross Margin	19,219,501	25.1%	20,843,425	23.6%	23,761,505	23.6%	25,694,644	23.2%	27,750,216	23.2%
Operating Expenses	17,188,840	22.4%	18,457,782	20.9%	19,446,416	19.3%	20,224,273	18.3%	21,033,244	17.6%
Stock Based Comp	(1,100,000)		(1,100,000)		(1,100,000)		(1,100,000)		(1,100,000)
Adj Operating Expenses	16,088,840		17,357,782		18,346,416		19,124,273		19,933,244

Pretax Income	3,130,661	2.7%	3,485,643	2.7%	5,415,089	4.3%	6,570,372	4.9%	7,816,972	5.6%
Income Taxes @40%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	2,967,495	2.5%
Net Income	3,130,661	2.7%	3,485,643	2.7%	5,415,089	4.3%	6,570,372	4.9%	4,849,477	3.1%

Less(Add):
Capital Expenditures	843,000		579,000		540,000		500,000		500,000
Depreciation	(769,000)		(758,000)		(682,000)		(668,360)		(654,993)
Amortization	(930,425)		(930,425)		(930,425)		(930,425)		(875,942)
Changes to Working Capital	150,666		117,530		123,647		100,684		88,602

Net Cash Flow	$3,836,420		$4,477,539		$6,363,867		$7,568,473		$5,791,810

	For Years Ending December 31,
BASE CASE:	2010	%	2011	%	2012	%	2013	%	2014	%

Revenue	$71,566,622	100.0%	$82,558,045	100.0%	$94,651,209	100.0%	$104,116,330	100.0%	$112,445,636	100.0%
Cost of Sales	53,602,205	74.9%	63,074,346	76.4%	72,313,524	76.4%	79,961,341	76.8%	86,358,249	76.8%
Gross Margin	17,964,417	25.1%	19,483,699	23.6%	22,337,685	23.6%	24,154,989	23.2%	26,087,388	23.2%
Operating Expenses	17,188,840	24.0%	18,457,782	22.4%	19,446,416	20.5%	20,224,273	19.4%	21,033,244	18.7%
Stock Based Comp	(1,100,000)		(1,100,000)		(1,100,000)		(1,100,000)		(1,100,000)
Adj Operating Expenses	16,088,840		17,357,782		18,346,416		19,124,273		19,933,244

Pretax Income	1,875,577	1.1%	2,125,917	1.2%	3,991,269	3.1%	5,030,716	3.8%	6,154,144	4.5%
Income Taxes @40%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Net Income	1,875,577	1.1%	2,125,917	1.2%	3,991,269	3.1%	5,030,716	3.8%	6,154,144	4.5%

Less(Add):
Capital Expenditures	843,000		579,000		540,000		500,000		500,000
Depreciation	(769,000)		(758,000)		(682,000)		(668,360)		(654,993)
Amortization	(930,425)		(930,425)		(930,425)		(930,425)		(875,942)
Changes to Working Capital	100,666		109,914		120,932		94,651		83,293

Net Cash Flow	$2,631,336		$3,125,428		$4,942,763		$6,034,850		$7,101,786

	For Years Ending December 31,
WORST CASE:	2010	%	2011	%	2012	%	2013	%	2014	%

Revenue	$65,466,622	100.0%	$75,548,481	100.0%	$86,578,560	100.0%	$95,236,416	100.0%	$102,855,329	100.0%
Cost of Sales	49,058,486	74.9%	57,945,683	76.7%	66,492,334	76.8%	73,141,567	76.8%	78,992,893	76.8%
Gross Margin	16,408,136	25.1%	17,602,798	23.3%	20,086,226	23.2%	22,094,849	23.2%	23,862,436	23.2%
Operating Expenses	16,641,754	25.4%	17,883,341	23.7%	18,777,508	21.7%	19,528,608	20.5%	20,309,753	19.7%
Stock Based Comp	(1,100,000)		(1,100,000)		(1,100,000)		(1,100,000)		(1,100,000)
Adj Operating Expenses	15,541,754		16,783,341		17,677,508		18,428,608		19,209,753

Pretax Income	866,382	-0.4%	819,457	-0.4%	2,408,718	1.5%	3,666,240	2.7%	4,652,684	3.5%
Income Taxes @40%	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Net Income	866,382	-0.4%	819,457	-0.4%	2,408,718	1.5%	3,666,240	2.7%	4,652,684	3.5%

Less(Add):
Capital Expenditures	843,000		579,000		540,000		500,000		500,000
Depreciation	(769,000)		(758,000)		(682,000)		(668,360)		(654,993)
Amortization	(930,425)		(930,425)		(930,425)		(930,425)		(875,942)
Changes to Working Capital	39,666		100,819		110,301		86,579		76,189

Net Cash Flow	$1,683,141		$1,828,064		$3,370,843		$4,678,447		$5,607,429

Draft For Discussion Purposes Only

Exhibit 5
The Orchard Enterprises, Inc.
Guideline Public Company Method

Exchange Symbol Last Twelve Months (LTM) Ending	Orchard NASDAQ: ORCD September 30, 2009	G1u Mobile, Inc. NASDAQ: GLUU September 30, 2009	EDGAR Online, Inc. NASDAQ: EDGR September 30, 2009	Limelight Networks, Inc. NASDAQ: LLNW September 30, 2009	Salary.Com, Inc. and Subsidiaries NASDAQ: SLRY December 31, 2009	WebMediaBrands Inc. NASDAQ: WEBM September 30, 2009	Image Entertainment, Inc. NASDAQ: DISK PK December 31, 2009	RealNetworks, Inc. NASDAQ: RNWK December 31, 2009	Intenap Network Services NASDAQ: INAP December 31, 2009	LiveWire Mobile, Inc. NASDAQ: LVWR.PK December 31, 2009
Stock Price as of March 10, 2010	$1.75	$1.03	$1.28	$4.03	$2.71	$1.04	$0.25	$5.32	$6.01	$3.95
Shares Out. (000)	6,378	30,302	26,855	84,674	16,817	36,922	25,356	135,140	50,951	4,601
Minority Value Indication	11,162	31,211	34,374	341,236	45,574	38,399	6,339	718,945	306,216	18,174
Preferred Stock	7,015	—	—	—	—	—	—	—	—	—
M .V. of Total Equity	18,177	31,211	34,374	341,236	45,574	38,399	6,339	718,945	306,216	18,174
Add: Short and Long Term Interest Bearing Debt	—	15,626	2,028	—	2,525	7,197	27,118	—	23,242	360
Less: Cash and Marketable Securities	4,695	9,861	1,747	152,814	11,225	4,134	322	384,900	80,926	7,834
Market Value of Invested Capital (Minority Value)	13,482	36,976	34,655	188,422	36,874	41,462	33,135	334,045	248,532	10,700

Comparative Balance Sheets:
CurrentAssets	19,770	38,415	4,367	189,896	31,309	9,582	51,707	481,653	108,754	11,014
Net Plant and Equipment	2,451	3,620	2,444	39,653	2,213	2,114	1,374	57,114	91,151	1,342
Other Assets	19,975	23,538	4,915	10,087	33,492	34,077	23,045	68,116	67,597	175
Total Assets	42,196	65,573	11,726	239,636	67,014	45,773	76,126	606,883	267,502	12,531

Current Liabilities Including Short Term Debt	22,365	34,724	6,336	28,162	51,109	6,269	77,219	203,455	34,215	3,790
Long Term Debt	—	3,062	1,528	—	—	7,197	—	—	23,217	170
Other Long Term Liabilities	—	10,107	206	3,006	4,382	1,788	—	20,364	25,668	114
Preferred Stock	7,015
Stockholder's Equity	12,816	17,680	3,456	208,468	11,523	30,519	(1,093)	383,064	184,402	8,457
Total Liabilities and Equity	42,196	65,573	11,726	239,636	67,014	45,773	76,126	606,883	267,502	12,531

Comparative Income Statements:
Revenues	61,729	81,869	18,894	133,936	46,167	119,648	105,215	562,264	256,259	16,808
Cost of Revenues	44,233	36,862	4,395	85,337	14,949	83,113	86,619	222,142	198,023	5,932
Gross Margin	17,496	45,007	14,499	48,599	31,218	36,535	18,596	340,122	58,236	10,876
Operating Expenses	21,377	63,423	15.735	83,059	50,340	43,856	28,390	397,760	72,434	13,087
Income (Loss) from Operations	(3,881)	(18,416)	(1,236)	(34,460)	(19,122)	(7,321)	(9,794)	(57,638)	(14,198)	(2,211)
Other Income (Expense)	—	—	—	—	—	—	—	—	—	—
Interest Income	14	161	37	1,720	30	480	—	3,969	150	—
Interest Expense	(48)	(1,036)	(438)	(45)	—	(3,628)	(2,535)	—	(720)	—
Earnings Before Tax (EBT)	(3,915)	(19,291)	(1,637)	(32,785)	(19,092)	(10,469)	(12,329)	(53,669)	(14,768)	(2,211)
Tax Expense (Benefit)	—	3,436	646	91	1,164	15	3,321	342	297
Net Income (Loss) From Continuing Operations	(3,915)	(22,727)	(1,637)	(33,431)	(19,183)	(11,633)	(12,344)	(56,990)	(15,110)	(2,508)
Depreciation and Amortization	1,822	11,532	2,074	27,716	6,437	19,496	6,306	31,454	36,631	571
Stork Based Compensation	1,067	(259)	1,356	18,646	8,272	3,121	137	21,460	5,613	293
Gross Cash Flow (Net Income + Depreciation and Amortization)	(2,093)	(11,195)	437	(5,715)	(12,746)	7,863	(6,038)	(25,536)	21,521	(1,937)
Earnings Before Interest, Taxes, Depreciation and Amortization(EBITDA)	(2,859)	(6,884)	838	(6,744)	(12,685)	12,175	(3,488)	(26,184)	22,433	(1,640)
EBITDA + Stock Based Compensatior.	(992)	(7,143)	2,194	11,902	(4,413)	15,296	(3,351)	(4,724)	28,046	(1,347)
Earnings Before Interest and Taxes (EBIT)	(18,416)	(1,236)	(34,460)	(19,122)	(7,321)	(9,794)	(57,638)	(14,198)	(2,211)

Earnings Per Share	$-0.61	$-0.75	$-0.06	$-0.39	$-1.14	$-0.32	$-0.49	$-0.42	$-0.30	$-0.55
Gross Margin/Revenues	28.3%	55.0%	76.7%	36.3%	67.6%	30.5%	17.7%	60.5%	22.7%	64.7%
Operating Expenses/Revenues	34.6%	77.5%	83.3%	62.0%	109.0%	36.7%	27.0%	70.7%	28.3%	77.9%
EBITDA/Revenues	-3.3%	-84%	44%	-5.0%	-27.5%	10.2%	-3.3%	-4.7%	8.8%	-9.8%
EBITDA+Stock Based Compensation/Revenues	-l.6%	-87%	11.6%	8.9%	-9.6%	12.8%	-3.2%	0.8%	10.9%	-8.0%
EBIT/Revenues	-6.3%	-22.5%	-6.5%	-25.7%	41.4%	-6.1%	-9.3%	-10.3%	-5.5%	-13.2%
Depr. & Amort./Revenues	3.0%	14.1%	11.0%	20.7%	13.9%	16.3%	6.0%	5.6%	14.3%	3.4%
Depr. & Amort./Total Assets	4.3%	17.6%	17.7%	11.6%	9.6%	42.6%	8.3%	5.2%	13.7%	4.6%
Net Income/Revenues	-6.3%	-27.8%	-8.7%	-25.0%	-41.6%	-9.7%	-11.7%	-10.1%	-5.9%	-14.9%
Net Income/Equity	-30.5%	-128.5%	-44.8%	-16.0%	-166.5%	-38.1%	1129.4%	-14.9%	-8.2%	-29.7%
Gross Cash Flow/Revenues	-3.4%	-13.7%	2.3%	-4.3%	-27.6%	6.6%	-5.7%	-4.5%	8.4%	-11.5%
Long Term Debt/Equity	0.0	0.2	0.4	0.0	0.0	0.2	0.0	0.0	0.	l	0.0
Working Capital	-2,595	3,691	-1,969	161,734	-19,800	3,313	-25,512	278,198	74,539	7,224
Working Cap/Revenues	-4.2%	4.5%	-10.4%	120.8%	-42.9%	2.8%	-24.2%	49.5%	29.1%	43.0%
Current Ratio	0.9	1.1	0.7	6.7	0.6	1.5	0.7	2.4	3.2	2.9

Market Value of Invested Capital to:
Revenues	0.22	0.45	1.83	1.41	0.80	0.35	0.31	0.59	0.97	0.64
EBITDA	NM	NM	41.35	NM	NM	3.41	NM	NM	11.08	NM

Draft For Discussion Purposes Only

Exhibit 6
The Orchard Enterprises, Inc.
Guideline Public Company Method Ranking Analysis

	Gross Margin/Revenues		Operating Expenses/Revenues		EBITDA/Revenues		EBITDA +Stock Based Compensation /Revenues

EDGAR Online, Inc.	76.7%	Image	27.0%	WebMediaBrands Inc.	10.2%	WebMediaBrands Inc.	12.8%
Salary.Com, Inc.	67.6%	Internap	28.3%	Intemap	8.8%	EDGAR Online, Inc.	11.6%
LiveW ire	64.7%	Orchard	34.6%	EDGAR Online, Inc.	4.4%	Intemap	10.9%
RealNetworks, Inc.	60.5%	WebMediaBrands Inc.	36.7%	Image	-3.3%	Limelight	8.9%
Glu Mobile, Inc.	55.0%	Limelight	62.0%	Orchard	-3.3%	RealNetworks, Inc.	-0.8%
Limelight	36.3%	RealNetworks, Inc.	70.7%	RealNetworks, Inc.	-4.7%	Orchard	-1.6%
WebMediaBrands Inc.	30.5%	Glu Mobile, Inc.	77.5%	Limelight	-5.0%	Image	-3.2%
Orchard	28.3%	LiveWire	77.9%	Glu Mobile, Inc.	-8.4%	LiveWire	-8.0%
Internap	22.7%	EDGAR Online, Inc.	83.3%	LiveWire	-9.8%	Glu Mobile, Inc.	-8.7%
Image	17.7%	Salary.Com, Inc.	109.0%	Salary.Com, Inc.	-27.5%	Salary.Com, Inc.	-9.6%

Average	48.0%		63.6%		-3.9%		1.5%
Median	55.0%		70.7%		-4.7%		-0.8%

	Long Term Debt/Equity		Working Cap/Revenues		Current Ratio		EBIT/Revenues

Salary.Com. Inc.	0.0	Limelight	120.8%	Limelight	6.7	Intemap	-5.5%
RealNetworks, Inc.	0.0	RealNetworks, Inc.	49.5%	Intemap	3.2	WebMediaBrands Inc.	-6.1%
Orchard	0.0	LiveWire	43.0%	LiveWire	2.9	Orchard	-6.3%
Limelight	0.0	Internap	29.1%	RealNetworks, Inc.	2.4	EDGAR Online, Inc.	-6.5%
Image	0.0	Glu Mobile, Inc.	4.5%	WebMediaBrands Inc.	1.5	Image	-9.3%
LiveWire	0.0	WebMediaBrands Inc.	2.8%	Glu Mobile, Inc.	1.1	RealNetworks, Inc.	-10.3%
Internap	0.1	Orchard	-4.2%	Orchard	0.9	LiveWire	-13.2%
Glu Mobile, Inc.	0.2	EDGAR Online, Inc.	-10.4%	EDGAR Online, Inc.	0.7	Glu Mobile, Inc.	-22.5%
WebMediaBrands Inc.	0.2	Image	-24.2%	Image	0.7	Limelight	-25.7%
EDGAR Online, Inc.	0.4	Salary.Com, Inc.	-42.9%	Salary.Com, Inc.	0.6	Salary.Com,.Inc.	-41.4%

Average	0.1		19.1%		2.2		-15.6%
Median	0.0		4.5%		1.5		-10.3%

Draft For Discussion Purposes Only

Exhibit 7
The Orchard Enterprises, Inc.
Guideline Company Transaction Detail
(000's)

			Sale	Latest Fiscal Year			MVIC/
Business Description	Target Company Name	Acquiring Company Name	Date	Revenues	EBITDA	MVIC	Revenues

Digital media and IPTV solutions provider	Visual Connection	KIT Digital,Inc	10/5/2008	10,356	N/M	4,344	0.42

Provides Audio services for content download and playback on personal computers	Audible, Inc.	Amazon.com Inc.	3/19/2008	101,979	2,326	277,377	2.72

Provider of video and audio content distribution to advertisers	Vyvx Ads Business	DG FastChannel, Inc.	6/5/2008	36,411	10,516	129,000	3.54

Distribution of program and advertising content to television and radio stations	Applied Graphics Technologies, Inc.	Digital Generation Systems, Inc.	6/10/2004	21,546	274	14,100	0.65

Distribution of entertainment programming and home video products	GoodTimes Entertainment	Gaiam Inc	9/13/2005	141,954	N/M	34,405	0.24

Digital distribution of motion pictures over the internet	Movielink	Blockbuster	8/812007	4,053	N/M	7,000	1.73

Markets and distributes digital images and provides visual content	Creatas LLC	Jupitermedia Corp	3/7/2005	43,073	2,949	60,400	1.40

Provides digital background music and messaging services via the internet	Trusonic Inc.	Fluid Media Networks, Inc.	10/17/2007	2,838	N/M	6,000	2.11

Provides downloadable mobile content including ringtones and background wallpaper and text alerts	Ringtone.com LLC	New Motion, Inc.	6/30/2008	10,226	N/M	8,653	0.85

Direct to consumer mobile internet content and services	AMV Holding Limited	Mandalay Media, Inc.	10/23/2008	29,497	4,244	22,552	0.76

Note: Some amounts may not foot due to rounding

Low							0.24
High							3.54
Mean							1.44
Median							1.12
Standard Deviation							1.08
Coefficient of Variation (Standard Deviation Mean)							0.75

SOURCE: Pratt's Stats, Public Stats and Mergerstat N/M = Not Meaningful MVIC = Market Value of Invested Capital

Draft For Discussion Purposes Only

Exhibit 8
The Orchard Enterprises, Inc.
Business Enterprise Value - Without eMusic Synergies and Private Company Cost Savings
Discounted Cash Flow Method
December 31, 2009
(000's)

Aggressive Case		2010	2011	2012	2013	2014	Residual

Debt Free Cash Flow (Net Cash Flow to Invested Capital)		$3,836	$4,478	$6,364	$7,568	$5,792	$4,878

Capitalized Residual Value							30,488

Present Value Mid-Year Discount Factor @	20%	0.91287	0.76073	0.63394	0.52828	0.44023	0.44023

Net Present Value of Cash Flow		3,502	3,407	4,034	3,998	2,550	13,422

Indicated Enterprise Value (Market Value of Invested Capital)							30,913
Less: Interest Bearing Debt							0
Plus- present value of NOL carryforward tax benefit after 2014							792
Less: Series A Preferred Stock Liquidation Preference							(24,993)
Indication of Controlling, Marketable Equity Value - Common Stock							$6,712

Base Case		2010	2011	2012	2013	2014	Residual

Debt Free Cash Flow (Net Cash Flow to Invested Capital)		$2,631	$3,125	$4,943	$6,035	$7,102	$3,840

Capitalized Residual Value							24,000

Present Value Mid-Year Discount Factor @	20%	0.91287	0.76073	0.63394	0.52828	0.44023	0.44023

Net Present Value of Cash Flow		2,402	2,377	3,134	3,188	3,127	10,566

Indicated Enterprise Value (Market Value of Invested Capital)							24,793
Less: Interest Bearing Debt							0
Plus- present value of NOL carryforward tax benefit after 2014							792
Less: Series A Preferred Stock Liquidation Preference							(24,993)
Indication of Controlling, Marketable Equity Value - Common Stock							$592

Worst Case		2010	2011	2012	2013	2014	Residual

Debt Free Cash Flow (Net Cash Flow to Invested Capital)		$1,683	$1,828	$3,371	$4,678	$5,607	$2,903

Capitalized Residual Value							18,144

Present Value Mid-Year Discount Factor @	20%	0.91287	0.76073	0.63394	0.52828	0.44023	0.44023

Net Present Value of Cash Flow		1,536	1,391	2,137	2,471	2,468	7,988

Indicated Enterprise Value (Market Value of Invested Capital)							17,991
Less: Interest Bearing Debt							0
Plus- present value of NOL carryforward tax benefit after 2014							1,326
Less: Series A Preferred Stock Liquidation Preference							(24,993)
Indication of Controlling, Marketable Equity Value - Common Stock							($5,676)

Summary	Indicated Enterprise Value	Indicated Common Value	Common Shares o/s	Common Share Price
Aggressive Case	$31.705	$6,712	6,378,252	$1.05
Base Case	25,585	592	6,378,252	$0.09
Worst Case	19,317	0	6,378,252	$0.00

Draft For Discussion Purposes Only

Exhibit 9
The Orchard Enterprises, Inc.
Business Enterprise Value - Buyer Scenerio With eMusic Synergies and Private Company Cost Savings
Discounted Cash Flow Method
December 31, 2009
(000's)

Aggressive Case		2010	2011	2012	2013	2014	Residual

Debt Free Cash Flow (Net Cash Flow to Invested Capital)		$2,864	$3,364	$4,477	$5,219	$5,912	$4,878
Add eMusic Synergies and Private Co. Cost Savings, net of taxes		910	956	1,004	1,054	1,106	1,151
Total Debt Free Cash Flow		3,774	4,319	5,481	6,273	7,019	6,029

Capitalized Residual Value							37,679

Present Value Mid-Year Discount Factor @	20%	0.91287	0.76073	0.63394	0.52828	0.44023	0.44023

Net Present Value of Cash Flow		3,445	3,286	3,474	3,314	3,090	16,588

Indicated Enterprise Value (Market Value of Invested Capital)							33,197
Present value of NOL tax benefit post 2014							547
Less: Interest Bearing Debt							0
Less: Series A Preferred Stock Liquidation Preference							(24,993)
Indication of Controlling, Marketable Equity Value							$8,751

Base Case		2010	2011	2012	2013	2014	Residual

Debt Free Cash Flow (Net Cash Flow to Invested Capital)		$2,161	$2,555	$3,626	$4,302	$4,920	$3,840
Add eMusic Synergies and Private Co. Cost Savings, net of taxes		910	956	1,004	1,054	1,106	1,151
Total Debt Free Cash Flow		3,071	3,510	4,629	5,355	6,027	4,991

Capitalized Residual Value							31,192

Present Value Mid-Year Discount Factor @	20%	0.91287	0.76073	0.63394	0.52828	0.44023	0.44023

Net Present Value of Cash Flow		2,803	2,670	2,935	2,829	2,653	13,732

Indicated Enterprise Value (Market Value of Invested Capital)							27,623
Present value of NOL tax benefit post 2014							547
Less: Interest Bearing Debt							0
Less: Series A Preferred Stock Liquidation Preference							(24,993)
Indication of Controlling, Marketable Equity Value							$3,177

Worst Case		2010	2011	2012	2013	2014	Residual

Debt Free Cash Flow (Net Cash Flow to Invested Capital)		$1,616	$1,779	$2,687	$3,491	$4,027	$2,903
Add eMusic Synergies and Private Co. Cost Savings, net of taxes		910	956	1,004	1,054	1,106	1,151
Total Debt Free Cash Flow		2,526	2,735	3,690	4,544	5,133	4,054

Capitalized Residual Value							25,338

Present Value Mid-Year Discount Factor @	20%	0.91287	0.76073	0.63394	0.52828	0.44023	0.44023

Net Present Value of Cash Flow		2,306	2,081	2,339	2,401	2,260	11,155
Indicated Enterprise Value (Market Value of Invested Capital)							22,541
Present value of NOL tax benefit post 2014							547
Less: Interest Bearing Debt							0
Less: Series A Preferred Stock Liquidation Preference							(24,993)
Indication of Controlling, Marketable Equity Value							($1,904)

Sununary	Indicated Enterprise Value	Indicated Common Value	Common Share o/s	Common Share Price
Aggressive Case	$33,744	$8,751	6,378,252	$1.37
Base Case	28,170	3,177	6,378,252	$0.50
Worst Case	23,089	0	6,378,252	$0.00

Draft For Discussion Purposes Only

Exhibit 10
The Orchard Enterprises, Inc.
eMusic Synergies and Private Company Cost Savings

	eMusic	Private
	Synergistic	Company
Management's estimated cost savings:	Cost Savings	Cost Savings	Total
Employee expenses	$853,218	$469,551
Professional services	190,000	782,700
Insurance and SG&A	122,000	47,798
Marketing and promotion	119,000	0
Office expenses	350,000	0
Travel and entertainment	100,000	0

Total management's estimated cost savings	1,734,218	1,300,049

Income taxes at 40%	693,687	520,020

After-tax cost savings	$1,040,531	$780,029	$1,820,560

Assumed split between buyer and seller			50%

Assumed after-tax savings that buyer would be willing to pay for			$910,280

Note: Some amounts may not foot due to rounding

Draft For Discussion Purposes Only

Exhibit 11
The Orchard Enterprises, Inc.
Weighted Average Cost of Capital Analysis

MCAPM, Cost of Equity

(1) Risk-Free Rate		4.53%
(2) Beta	1.20
(3) Market Premium	6.50%	7.80%
(4) Size Premium		5.81%
(5) Company Specific Risk Premium		1.00%

Build-Up Method, Cost of Equity		19.14%

(1) Risk-Free Rate		4.53%
(7) Industry Risk Premium		4.03%
(3) Market Premium		6.50%
(4) Size Premium		5.81%
(5) Company Specific Risk Premium		1.00%

Duff & Phelps Risk Premium Study Report on Size Characteristics		21.87%

(1) Risk-Free Rate		4.53%
(6) Size Specific Equity Risk Premium		11.32%
(7) Industry Risk Premium		4.03%
(5) Company Specific Risk Premium		1.00%
		20.88%

Range	=	19.14%	to	21.87%
Concluded Cost of Equity	=	20.00%

After-tax Cost of Debt

Borrowing Rate		0.00%
Estimated Tax Rate		0.00%
After-tax Cost of Debt		0.00%

Weighted Average Cost of Capital (WACC)

	Capital			Weighted
	Structure [8]	Cost		Cost
Debt	0.00%	0.00%		0.00%
Equity	100.00%	20.00%		20.00%

		WACC	=	20.00%

(1)	Based on 20-year U.S. Treasury at March 10, 2010 as published by Federal Reserve Board of Saint Louis
(2)	Beta estimated from analysis of betas of guideline public companies
(3)	Ibbotson: Stocks, Bonds, Bills, and Inflation Yearbook 2009 Valuation Edition
(4)	Ibbotson: SBBI: Valuation Edition 2009 Yearbook (Long-term Returns in Excess of CAPM Estimates for Decile Portfolios of the NYSE/AMEX/NASDAQ - 10th Decile)
(5)	Based on company-specific factors described in Addendum
(6)	Size specific equity risk premiums are based on comparison of Company to risk premium groups presented in the Duff & Phelps Study
(7)	SIC 7375 Information Retrieval Services from Ibbotson Associates Stocks, Bonds, Bills, and Inflation Valuation Edition 2009 Yearbook
(8)	Based on analysis of Company's industry

Draft For Discussion Purposes Only

Exhibit 12
The Orchard Enterprises, Inc.
Indications of Value Summary
(000's Except per Share Value)

	(000's)	Industry Multiples Selected	Indicated Value (000's)	Less: Interest Bearing Debt	Add: Cash & Mkt Securities	Minority Equity Value on Marketable Basis	Add: 20% Control Premium	Controlling Marketable Equity Value	Less: Series A Preferred Stock Liquidation Preference	Residiual Value Available for Common Shareholders	Indicated Value Per Share Rounded
Guideline Public Company Method MVIC Approach LTM (Last Twelve Months) Based on Adjusted September 30, 2009

MVIC/Revenues	$61,729	0.60	37,037	-	4,500	41,537	8,307	49,844	(24,993)	$24,851	$3.90

Guideline Public Company Methoc MVIC Approach Based on Base Case Forecasted 2010

MVIC/EBITDA	$2,475	10.00	24,750	-	4,500	29,250	5,850	35,100	(24,993)	$10,107	$1.58

Guideline Company Transaction Method MVIC Approach LTM (Last Twelve Months) Based on Adjusted September 30, 2009

MVIC/Revenues	$61,729	0.60	37,037	-	-	37,037	-	37,037	(24.993)	$12,044	$1.89

Discounted Cash Flow Approach Equity Approach

Non-strategic (without eMusic synergies and private cost savings)			31,705	-	-	31,705	-	31,705	(24,993)	$6,712	$1.05

Strategic (with eMusic synergies and private cost savings)			33,744	-	-	33,744	-	33,744	(24,993)	$8,751	$1.37

Market Approach

Orchard closing stock price on March 12, 2010											$1.70

Orchard closing stock price on March 12, 2010 (with 20% control premium)											$2.04

Note : Total common shares issued and outstanding			6,378,252

Exhibit 13
The Orchard Enterprises Inc.
Historical Stock Price - Trailing Twelve Months

Exhibit 14
The Orchard Enterprises Inc.
Illustrative Summary of Values